

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402





March 9, 2005

Act:	1934
Section:	
Rule:	14A-8
Public Availability:	3/9/2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Re: Raytheon Company
Incoming letter dated March 1, 2005

Dear Mr. Chevedden:

This is in response to your letters dated March 1, 2005, March 4, 2005 and March 6, 2005 concerning the shareholder proposal submitted to Raytheon by Ray T. Chevedden. On January 26, 2005, we issued our response expressing our informal view that Raytheon could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.



Sincerely,

Martin P. Dunn /JAI

Martin P. Dunn
Deputy Director



cc: John W. Kapples
Vice President and Secretary
Raytheon Company
870 Winter Street
Waltham, MA 02451-1449

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

FX: 202-942-9525 (6 Copies)

March 1, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Appeal
Raytheon Company (January 26, 2005)
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

The company has not forwarded any argument to challenge the January 31, 2005 appeal of Raytheon Company (January 26, 2005). This appeal stated:

Today the Staff Response Letter in Raytheon Company (January 26, 2005) was received. The accompanying letter said, "We also have received letters on the proponent's behalf dated December 27, 2004 and January 6, 2005." Apparently missing was the proponent's January 14, 2005 letter. However I earlier received back from the Staff the proponent's January 14, 2005 letter dated stamped "RECEIVED 2005 JAN 18 PM 3:54" – 8 days before January 26, 2005.

I believe that it is particularly important that the January 14, 2005 letter be considered because this proposal is essentially the same proposal in which concurrence to various companies was <u>not</u> granted in:

Allegheny Energy, Inc. (January 17, 2005)
The Boeing Company (January 17, 2005)
PG&E Corporation (January 21, 2005)
AT&T Corporation (January 24, 2005)

For the above reasons it is respectfully requested that concurrence not be granted to the company upon consideration of the attached date-stamped copy of the January 14, 2005 proponent letter.

I believe the company's complete lack of challenge, including the evidence of company duplicity in its initial no action letter, after a full month further supports the January 26, 2005 appeal.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
John W. Kapples

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

6 Copies
7th Copy for Date-Stamp Return

March 4, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

REQUEST FOR RECONSIDERATION
Raytheon Company (January 26, 2005)
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This Request For Reconsideration has special urgency because information, delivered to the Staff 8-days prior to the Staff response Letter, was not considered.

Despite the more than ample elapsed time Raytheon has not forwarded any argument to challenge the January 31, 2005 Request for Reconsideration of Raytheon Company (January 26, 2005). This shareholder request stated:
Today the Staff Response Letter in Raytheon Company (January 26, 2005) was received. The accompanying letter said, "We also have received letters on the proponent's behalf dated December 27, 2004 and January 6, 2005." Apparently missing was the proponent's January 14, 2005 letter. However I earlier received back from the Staff the proponent's January 14, 2005 letter dated stamped "RECEIVED 2005 JAN 18 PM 3:54" – 8 days before January 26, 2005.

I believe that it is particularly important that the January 14, 2005 letter be considered because this proposal is essentially the same proposal in which concurrence to various companies was not granted in:

Allegheny Energy, Inc. (January 17, 2005)
The Boeing Company (January 17, 2005)
PG&E Corporation (January 21, 2005)
AT&T Corporation (January 24, 2005)

For the above reasons it is respectfully requested that concurrence not be granted to the company upon consideration of the attached date-stamped copy of the January 14, 2005 proponent letter.

The text of the proposal to Raytheon reads:
RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election may be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

The Staff did not concur with PG&E in PG&E Corporation (January 21, 2005). Although the PG&E December 22, 2004 No Action request, Page 2 in particular mandated a shareholder vote within 12 months of pill adoption:
"On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension (the Policy)."

Thus the PG&E policy explicitly requires "a shareholder vote within 12 months of such [poison pill] adoption or extension."

In contrast the Raytheon December 23, 2004 no action request, page 2 (exhibit attached) explicitly quotes its policy as not requiring a vote:
"If a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders."

According to its December 23, 2004 no action request Raytheon "will therefore be sending these [definitive proxy] materials to a financial printer not later than March 16, 2005."

I believe the company's complete lack of challenge, including the evidence of company duplicity in its initial no action letter, after a full month further supports the January 31, 2005 request for reconsideration.

Sincerely,


John Chevedden

cc: Ray T. Chevedden
John W. Kapples

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

FX: 202-942-9525 (6 Copies) March 1, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Appeal
Raytheon Company (January 26, 2005)
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

The company has not forwarded any argument to challenge the January 31, 2005 appeal of Raytheon Company (January 26, 2005). This appeal stated:

Today the Staff Response Letter in Raytheon Company (January 26, 2005) was received. The accompanying letter said, "We also have received letters on the proponent's behalf dated December 27, 2004 and January 6, 2005." Apparently missing was the proponent's January 14, 2005 letter. However I earlier received back from the Staff the proponent's January 14, 2005 letter dated stamped "RECEIVED 2005 JAN 18 PM 3:54" – 8 days before January 26, 2005.

I believe that it is particularly important that the January 14, 2005 letter be considered because this proposal is essentially the same proposal in which concurrence to various companies was not granted in:

Allegheny Energy, Inc. (January 17, 2005)
The Boeing Company (January 17, 2005)
PG&E Corporation (January 21, 2005)
AT&T Corporation (January 24, 2005)

For the above reasons it is respectfully requested that concurrence not be granted to the company upon consideration of the attached date-stamped copy of the January 14, 2005 proponent letter.

I believe the company's complete lack of challenge, including the evidence of company duplicity in its initial no action letter, after a full month further supports the January ~~26~~ 31, 2005 appeal.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
John W. Kapples

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

310-371-7872

6 Copies
FX: 202-942-9525

January 31, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

Today the Staff Response Letter in Raytheon Company (January 26, 2005) was received. The accompanying letter said, "We also have received letters on the proponent's behalf dated December 27, 2004 and January 6, 2005." Apparently missing was the proponent's January 14, 2005 letter. However I earlier received back from the Staff the proponent's January 14, 2005 letter dated stamped "RECEIVED 2005 JAN 18 PM 3:54" – 8 days before January 26, 2005.

I believe that it is particularly important that the January 14, 2005 letter be considered because this proposal is essentially the same proposal in which concurrence to various companies was not granted in:

- Allegheny Energy, Inc. (January 17, 2005)
- The Boeing Company (January 17, 2005)
- PG&E Corporation (January 21, 2005)
- AT&T Corporation (January 24, 2005)

For the above reasons it is respectfully requested that concurrence not be granted to the company upon consideration of the attached date-stamped copy of the January 14, 2005 proponent letter.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
John W. Kapples

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 14, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Raytheon Company (RTN)
Shareholder Position on
Incomplete Company No-Action Request
Rule 14a-8 Proposal: Redeem or Vote Poison Pill
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

The text of the proposal reads:
RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election may be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

The company apparently accepts without objection the above second paragraph of the proposal including "there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote." According to rule 14a-8 the company has the right to challenge the accuracy of rule 14a-8 proposal text and the company has not done so with the second paragraph.

I believe that it may be critically inconsistent for a company to claim that it has "substantially implemented" a proposal after it implicitly accepts a "material difference" between the proposal and its current "Policy."

None of the company purported precedents include the following text of this proposal:
Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. ... I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay

in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest.

The company seems to suggest without support that the distinguishing text of this shareholder proposal should be ignored. According to the company examples this proposal should incorrectly be decided as though it were a word-for-word resubmission of the 2004 proposal on this topic.

The company seems confused or is disingenuous on its own policy. On page 2 the company quote from its policy allows a poison pill to "expire" without a vote. Then on page 5 the company states: "Raytheon's Policy explicitly *requires* the Raytheon Board to obtain *shareholder approval* of any shareholder rights plan, no later than one year after adoption" (end of paragraph). Then on page 6 the company appears to reaffirm page 5 with "Raytheon's Policy differs from the Proponent's Proposal only in a detail – the specific time from within which *shareholders must ratify* any plan adopted without their prior approval." Disingenuously there is no mention of the page 2 loophole of expiring without a vote in spite of the text morphing into a "must ratify" guise on page 5 and 6 (emphasis added in this paragraph).

Incomplete Company No-Action Request

In spite of the company January 4, 2005 response to a request for exhibits, the company continues to fail to forward two Exhibit As and one Exhibit B in its two no action requests of December 23, 2004. The company has yet to forward these key exhibits.

It is respectfully requested that the date that the exhibits are received by the undersigned be the date determined as the date the company properly submitted its no action requests to the Staff. And if the Exhibits are never received then the no action request would not be considered properly submitted. I believe this would be consistent with this section of rule 14a-8:

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. *The company must simultaneously provide you with a copy of its submission.* The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline [emphasis added].

The company thus appears to add the words minus exhibits to its interpretation of "a copy of its submission."

Additionally rule 14a-8 states:

2. How does rule 14a-8 operate?

The rule operates as follows: ...

* if the company intends to exclude the proposal from its proxy materials, it *must* submit its reason(s) for doing so to the Commission and *simultaneously provide the shareholder with a copy of that submission.* This submission to the Commission of reasons for excluding the proposal is commonly referred to as a no-action request;

For the above reasons it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Ray T. Chevedden
John W. Kapples

[November 24, 2004]

3 – Redeem or Vote Poison Pill

RESOLVED: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this as corporate governance policy or bylaw consistent with the governing documents of our company.

I believe that there is a material difference between a shareholder vote within 4-months in contrast to any greater delay in a shareholder vote. For instance a 5- to 12-month delay in a shareholder vote could guarantee that a poison pill stays effective throughout an entire proxy contest. This could result in us as shareholders losing a profitable offer for our stock – or an exchange for shares in a more valuable company.

I believe that even if a special election may be needed, the cost would be almost trivial in comparison to the potential loss of a valuable offer.

Ray T. Chevedden, 5965 S. Citrus Ave., Los Angeles, Calif. 90043 submitted this proposal.

Pills Entrench Current Management

"They [poison pills] entrench the current management, even when it's doing a poor job. They [poison pills] water down shareholders' votes and deprive them of a meaningful voice in corporate affairs."

"Take on the Street" by Arthur Levitt, SEC Chairman, 1993-2001

The Potential of a Tender Offer Can Motivate Our Directors

Hectoring directors to act more independently is a poor substitute for the bracing possibility that shareholders could sell the company out from under its present management.

Wall Street Journal, Feb. 24, 2003

Progress Begins with a First Step

The advantage taking the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- The Corporate Library, an independent investment research firm in Portland, Maine rated our company:

  "D" in Overall Board Effectiveness

  "D" in Board Composition

  "F" in Shareholder Responsiveness

  Although this "F" will hopefully be upgraded by the time of the annual meeting, I believe it is important that shareholder know that our Directors allowed for years a culture or conditions that resulted in an "F" score.
- A $335 million charge was expected to be taken to settle a securities class action lawsuit.
- Our Lead Director, age 74 was also Chairman of our Compensation Committee and held 4 director seats – over-extension concern.
- Four directors were allowed to hold from 4 to 6 director seats – over-extension concern.
- 2003 CEO pay of $9 million including stock option grants.

I believe the above slate of under-achievement reinforces the advantage to adopt the one RESOLVED statement here to help improve our overall corporate governance score. If a company had a number of bad scores it is all the more important to address the one subject at hand.

Stock Value

If a poison pill makes our company difficult to sell – the value of our stock could suffer.

Redeem or Vote Poison Pill
Yes on 3

Notes:

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

The above format is the format submitted and intended for publication. It is specifically requested that the company not repeat its 2004 practice of prejudicial editing such as adding un-submitted white-space to disconnect the unified parts of the published proposal, using other unaccepted editing practices and furthermore not invent new ways to prejudicially edit shareholder proposals. This 2004 company practice is disingenuous since it is the equivalent of adding words to the proposal in terms of publication cost.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Resolved: Shareholders request that our Board adopt a policy that any future poison pill be redeemed or put to a shareholder vote within 4-months after it is adopted by our Board. And formalize this policy as corporate governance policy or bylaw.

BACKGROUND

On June 29, 2004, the Corporation announced that its Board of Directors had approved a policy regarding future shareholder rights plans. The policy provides that if the Board adopts a shareholder rights plan in the future, or if the Board extends the term of a future shareholder rights plan, it will submit such adoption or extension to a shareholder vote within 12 months of such adoption or extension (the Policy). The Corporation believes the Policy provides the Board of Directors with the flexibility to adopt or extend a shareholder rights plan in a manner and in a timeframe consistent with the Board's duty to act in the best interests of the Corporation and its shareholders and still subjects any such shareholder rights plan to shareholder vote within a reasonable time period.

Among other things, the Policy responds to the fact that shareholders at the 2004 annual meeting approved a proposal relating to shareholder rights plans. More details regarding the history of shareholder rights plans and shareholder proposals follow:

- In December 2000, the Corporation's Board of Directors adopted a Shareholder Rights Plan (Plan). The Plan was adopted at the height of the California energy crisis when the Corporation and its subsidiary, Pacific Gas and Electric Company, were facing an uncertain future.

- At the Corporation's 2003 annual shareholder meeting, shareholders approved a proposal recommending that the Board of Directors redeem the Plan and not adopt or extend any shareholder rights plan unless such adoption or extension was submitted to a shareholder vote. This proposal was represented by John Chevedden.

- On February 18, 2004, PG&E Corporation's Board of Directors voted to terminate the Corporation's Shareholder Rights Plan upon Pacific Gas and Electric Company's impending exit from Chapter 11.

- On April 12, 2004, Pacific Gas and Electric Company emerged from bankruptcy, and all rights issued under the Plan expired on that date.

- At the Corporation's 2004 annual shareholder meeting, shareholders approved a proposal recommending that the Board of Directors submit any adoption, maintenance or extension of a poison pill to a shareholder vote as a separate ballot item on the earliest possible shareholder ballot and that any material change or

The Company Has Already Substantially Implemented the Proposal and Therefore It Should Be Excluded.

I. Background

In each of the last five years, Raytheon has received and included in its annual meeting proxy statements shareholder proposals submitted by John Chevedden on behalf of himself or a relative, concerning the adoption of shareholder rights plans or "poison pills."

Prior to the 2004 annual meeting, Raytheon's Board of Directors (the "Raytheon Board") voted to terminate Raytheon's existing shareholder rights plan as of March 1, 2004. As a result, Raytheon has not had a shareholder rights plan since that date.

At Raytheon's 2004 annual meeting, the following proposal (the "2004 Proposal"), also submitted by the Proponent, was approved by holders of a majority of Raytheon's shares voting on the 2004 Proposal:

"RESOLVED: Shareholders request that our Directors increase shareholders rights and submit the adoption, maintenance or extension of any poison pill to a shareholder vote as a separate ballot item at the earliest possible election. Also once this proposal is adopted, any dilution or removal of this proposal is requested to be submitted to a shareholder vote as a separate ballot item at the earliest possible shareholder election."

In October 2004, the Raytheon Board approved a formal policy concerning the adoption of any future shareholder rights plan by Raytheon (the "Policy"). The Policy commits the Raytheon Board to obtain shareholder approval prior to adopting a shareholder rights plan, unless the Raytheon Board, in the exercise of its fiduciary duties, determines that, under the circumstances then existing, it would be in the best interest of Raytheon and its shareholders to adopt a rights plan without prior shareholder approval. If a rights plan is adopted by the Raytheon Board without prior shareholder approval, however, the plan must provide that it shall expire within one year of adoption unless ratified by shareholders.

Raytheon announced the adoption of the Policy by press release on November 2, 2004. At the time of adoption of the Policy, the Raytheon Board amended Raytheon's Governance Principles, which are publicly available on Raytheon's website, to include this Policy.

Raytheon issued a press release announcing the adoption of this Policy at approximately 9:30 a.m. E.T. on November 2, 2004. The Proponent's first version of the Proposal, attached to this letter as Exhibit B, was received by Raytheon at approximately 7:00 p.m. E.T. on November 2, 2004. On November 24, 2004, the Proponent submitted the current Proposal, which is almost identical in text to the first version and apparently intended to supersede the first version.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Monday, March 07, 2005 3:04 AM
To: CFLETTERS@SEC.GOV
Subject: REQUEST FOR RECONSIDERATION: Raytheon Company (January 26, 2005)

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies March 6, 2005
7th Copy for Date-Stamp Return

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

REQUEST FOR RECONSIDERATION
Raytheon Company (January 26, 2005)
Rule 14a-8 Proposal: Redeem or Vote Poison Pill within 4-Months
Shareholder: Ray T. Chevedden

Ladies and Gentlemen:

This rule 14a-8 proposal calls for a poison pill vote or redemption within 4-months. The company implicitly claims that multiplying the 4-month period by 3-times is substantially the same.

This would be similar to arguing that 3-year director terms are substantially the same as one-year terms. Thus the company argument would be similar to arguing that a shareholder proposal calling for one-year terms for directors is substantially implemented by 3-year director terms. In the words of the company 3-year director terms would differ "only in a detail - the specific time frame" with one-year terms for directors.

For this reason and the earlier supporting letters it is respectfully requested that concurrence not be granted to the company.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
John W. Kapples